Offering Statement for
Nava Technologies Inc
("Nava," "we," "our," or the "Company")

This document is generated by a website that is operated by Netcapital Systems LLC ("Netcapital"), which is not a registered broker-dealer. Netcapital does not give investment advice, endorsement, analysis or recommendations with respect to any securities. All securities listed here are being offered by, and all information included in this document are the responsibility of, the applicable issuer of such securities. Netcapital has not taken any steps to verify the adequacy, accuracy or completeness of any information. Neither Netcapital nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy or completeness of any information in this document or the use of information in this document.

All Regulation CF offerings are conducted through Netcapital Funding Portal Inc. ("Portal"), an affiliate of Netcapital, and a FINRA/SEC registered funding-portal. For inquiries related to Regulation CF securities activity, contact Netcapital Funding Portal Inc.:

Paul Riss: paul@netcapital.com

Netcapital and Portal do not make investment recommendations and no communication, through this website or in any other medium, should be construed as a recommendation for any security offered on or off this investment platform. Equity crowdfunding investments in private placements, Regulation A, D and CF offerings, and start-up investments in particular are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investments through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Additionally, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns. In the most sensible investment strategy for start-up investing, start-ups should only be part of your overall investment portfolio. Further, the start-up portion of your portfolio may include a balanced portfolio of different start-ups. Investments in startups are highly illiquid and those investors who cannot hold an investment for the long term (at least 5-7 years) should not invest.

The information contained herein includes forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

The Company

1. **What is the name of the issuer?**

   Nava Technologies Inc

   407 Lincoln road
   suite 6h
   Miami Beach, FL 33139

Eligibility

2. **The following are true for Nava Technologies Inc:**

   ▪ Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

   ▪ Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

   ▪ Not an investment company registered or required to be registered under the Investment Company Act of 1940.

   ▪ Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).

   ▪ Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

   ▪ Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. **Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?**

   No.

Directors, Officers and Promoters of the Company

4. **The following individuals (or entities) represent the company as a director, officer or promoter of the offering:**

   Name
   Abhishek Maurya

   Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
11/01/2025	Present	Nava	Co-Founder/CTO
08/01/2025	Present	Carscan	Technology Consultant
06/01/2024	08/31/2024	GET ARBO	CTO
04/01/2024	06/01/2024	Kaabil.me	Technology Consultant
05/01/2023	Present	DashVent Technologies Pvt. Ltd.	Founder & Director
01/01/2023	05/01/2023	Invigrid Inc.	Senior Software Engineer

Former engineering lead at Uber. Built systems serving 50M+ users globally.

Name

Theo Arranz

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
10/01/2025	Present	Nava	Founder/President
04/01/2020	Present	Taly Yachts	Founder/President

As the Founder and Executive Director of Nava Technologies Inc, I am dedicated to transforming the way the world experiences water mobility. With over 15 years of expertise in luxury hospitality, sales, and business development, I focus on innovation and entrepreneurship to create impactful solutions in the maritime industry. My journey includes founding TALY Yachts Miami, a full-service yacht charter and management company that delivers premium experiences across Miami, The Keys, and The Bahamas. By combining business development, hospitality expertise, and strategic partnerships, I have built a trusted brand that seamlessly integrates luxury and accessibility for global travelers seeking unforgettable experiences. LinkedIn:

Principal Security Holders

5. **Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.**

Theo Arranz

Securities:	10,000,000
Class:	Class B Common
Voting Power:	62.0%

Abhishek Maurya

Securities:	5,000,000
Class:	Class A Common
Voting Power:	31.0%

Business and Anticipated Business Plan

6. **Describe in detail the business of the issuer and the anticipated business plan of the issuer.**

NAVA is a mobility technology company building one of the first scalable on-demand water transportation marketplace designed to operate in dense coastal cities. We are initially launching in Miami, Florida, with the long-term objective of expanding to major waterfront metropolitan markets globally. Urban waterfronts are underutilized transportation corridors. Cities like Miami, New York, Los Angeles, San Diego, Vancouver, London, and Dubai have extensive coastlines, marinas, and navigable waterways, yet transportation infrastructure remains overwhelmingly land-based. As traffic congestion increases and urban density grows, waterways represent an overlooked alternative for point-to-point mobility. NAVA is developing a two-sided marketplace platform that connects passengers ("riders") with licensed boat operators ("captains") for on-demand and scheduled water transport between marinas and designated docking points. Our mobile application enables riders to select pickup and drop-off locations, view estimated arrival times and pricing, choose ride tiers, and book immediately or schedule rides in advance. On the supply side, captains use a companion interface to accept rides, manage availability, and optimize routes. Our initial business model is transaction-based. NAVA aims to generate revenue by taking a commission on each completed ride. Over time, we plan to introduce additional monetization layers including premium ride tiers, subscription-based rider memberships, marina partnerships, fleet partnerships, and enterprise integrations with hotels, residential developments, and waterfront commercial properties. The company's short-term objective is to launch a controlled pilot in Miami to validate demand, optimize pricing, onboard captains, and refine the dispatch system. The pilot's focus on high-density routes with strong tourism and commuter potential, including connections between Miami Beach, Downtown Miami, Fisher Island, Key Biscayne, and surrounding marina clusters. Long-term, NAVA aims to become the operating system for urban water mobility. Similar to how ride-sharing platforms unlocked underutilized private vehicles, NAVA seeks to activate licensed private and commercial vessels into a structured, reliable transportation network. Our long-term roadmap includes dynamic routing optimization, integrated marina capacity management, real-time availability systems, and potential partnerships with municipalities exploring water-based transportation alternatives. The company was founded to address three core inefficiencies in coastal cities: 1. Road congestion and limited infrastructure expansion capacity 2. Underutilized waterfront assets 3. Fragmented and inconsistent private marine transport booking processes NAVA is currently in product development and infrastructure buildout. Initial funds raised are expected to be allocated toward software engineering, regulatory compliance, captain onboarding, insurance frameworks, operational infrastructure in Miami, and pilot launch marketing. Our vision is to establish NAVA as the category-defining marketplace for water-based urban mobility — beginning in Miami and expanding to other high-density waterfront cities.

Nava currently has 3 employees.

Risk Factors

7. **Material factors that make an investment in Nava Technologies Inc speculative or risky:**

   1. Dependence on Successful Launch and Operations in Miami The Company's initial operations are expected to launch in Miami, Florida, and its near-term success is highly dependent on market acceptance in this single geographic area. Any challenges specific to this market—such as weather conditions, seasonal demand fluctuations, local boating culture, or infrastructure limitations—could materially and adversely affect early adoption and revenue. If the Company is unable to achieve traction in its initial launch market, it may lack the financial resources or market validation necessary to expand to additional coastal cities. Failure in the initial market could significantly delay or prevent broader geographic expansion.
   2. Start-up investing is risky. Investing in early-stage companies is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the Company.
   3. Regulatory, Licensing, and Maritime Compliance Risks Nava's platform relies on licensed boat operators to provide transportation services, which subjects the Company and its captains to complex and evolving federal, state, and local maritime, transportation, and safety regulations. These regulations may govern vessel standards, insurance requirements, passenger safety, environmental compliance, docking rights, and commercial licensing. Changes in laws or regulatory interpretations, increased enforcement, or the imposition of additional compliance requirements could increase operating costs, limit the availability of captains, or restrict the Company's ability to operate in certain waterways or cities. Non-compliance by captains could also expose the Company to reputational harm, fines, or legal liability.
   4. Reliance on a Two-Sided Marketplace and Network Effects The Company's business model depends on maintaining a balanced two-sided marketplace of riders and captains. If Nava is unable to attract and retain a sufficient number of qualified captains, riders may experience long wait times, limited availability, or higher prices. Conversely, if rider demand is insufficient, captains may leave the platform due to lack of earnings opportunities. Achieving and sustaining this balance is particularly challenging in new markets and during early-stage operations. Failure to generate strong network effects could result in slower growth, higher customer acquisition costs, or an inability to compete with alternative transportation options.
   5. Technology Development, Performance, and Cybersecurity Risks The Company's operations are highly dependent on the performance, reliability, and scalability of its mobile application and underlying technology infrastructure. Technical issues such as software bugs, system outages, inaccurate pricing or routing, or poor user experience could negatively impact customer satisfaction and adoption. Additionally, the Company may collect and store sensitive user data, including personal and payment information. Any data breach, cybersecurity incident, or failure to comply with data

protection laws could result in legal liability, regulatory scrutiny, loss of user trust, and reputational damage.

6. Competitive Landscape and Market Adoption Uncertainty The water transportation marketplace is an emerging segment of the broader mobility and transportation industry. The Company may face competition from traditional water taxis, private charter services, ferry operators, or new technology-enabled platforms with greater financial resources, brand recognition, or operational experience. There is no assurance that consumers will adopt on-demand water transportation at the scale anticipated by the Company or that such services will become a preferred mode of transit in dense coastal cities. Competitive pressures or slower-than-expected market adoption could limit revenue growth and negatively impact the Company's long-term viability.

7. We are highly dependent on the services of our founder. Our future business and results of operations depend in significant part upon the continued contributions of our CEO and founder. If we lose those services or if they fail to perform in their current position, or if we are not able to attract and retain skilled employees in addition to our CEO and the current team, this could adversely affect the development of our business plan and harm our business. In addition, the loss of any other member of the board of directors or executive officers could harm the Company's business, financial condition, cash flow and results of operations.

8. *The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.*

   You should not rely on the fact that our Form C, and if applicable Form D is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering.

9. *Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.*

   The securities being offered have not been registered under the Securities Act of 1933 (the "Securities Act"), in reliance on exemptive provisions of the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense.

10. *The Company has the right to extend the Offering Deadline, conduct multiple closings, or end the Offering early.*

    The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment up to 48 hours before an Offering Deadline, if you choose to not cancel your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. If the Company reaches the target offering amount prior to the Offering Deadline, they may conduct the first of multiple closings of the Offering prior to the Offering Deadline, provided that the Company gives notice to the investors of the closing at least five business days prior to the closing (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). Thereafter, the Company may conduct additional closings until the Offering Deadline. The Company may also end the Offering early; if the Offering reaches its target offering amount after 21-calendar days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

11. *The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.*

    Despite that the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the allocation of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

12. *The Securities issued by the Company will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.*

    You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities offered in this Offering have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the shares of Securities may also adversely affect the price that you might be able to obtain for the shares of Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Investors in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

13. *Investors will not be entitled to any inspection or information rights other than those required by Regulation CF.*

    Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

14. *The shares of Securities acquired upon the Offering may be significantly diluted as a consequence of subsequent financings.*

    Company equity securities will be subject to dilution. Company intends to issue additional equity to future employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's economic interests in the Company.

15. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this Offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the investor's Company securities.

16. *There is no present public market for these Securities and we have arbitrarily set the price.*

    The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

17. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

18. THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS OFFERING STATEMENT AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

The Offering

Nava Technologies Inc ("Company") is offering securities under Regulation CF, through Netcapital Funding Portal Inc. ("Portal"). Portal is a FINRA/SEC registered funding portal and will receive cash compensation equal to 4.9% of the value of the securities sold through Regulation CF. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $10,000 and $1,234,800 through an offering under Regulation CF. Specifically, if we reach the target offering amount of $10,000, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

In the event The Company fails to reach the offering target of $10,000, any investments made under the offering will be cancelled and the investment funds will be returned to the investor.

8. **What is the purpose of this offering?**

Nava intends to use the proceeds from this offering to fund product development, market launch, team expansion, regulatory compliance, and initial geographic expansion. A primary portion of the funds are expected to be allocated toward completing and scaling the Nava technology platform, including rider and captain applications, backend infrastructure, payment systems, real-time dispatch functionality, mapping integration, and safety features. Continuous iteration and optimization of the platform will be critical to achieving product-market fit in our launch market. A second major allocation aims to support market launch and user acquisition in Miami. This includes targeted digital marketing campaigns, marina partnerships, captain onboarding initiatives, promotional incentives, and brand awareness efforts designed to drive both rider demand and captain supply. As a two-sided marketplace, early liquidity and density are essential to long-term network effects. Funds may also be used to recruit key team members, including engineering, operations, and growth personnel. Building a lean but highly capable team is necessary to support platform scaling, marketplace operations, and geographic expansion. Additional proceeds may be allocated toward legal, insurance, compliance, and regulatory structuring specific to marine transportation operations. Given the regulated nature of mobility and maritime activity, ensuring operational compliance will be a priority. If capital raised exceeds minimum targets, Nava intends to accelerate expansion into additional high-density coastal markets such as Fort Lauderdale, Palm Beach, Tampa, and select international waterfront cities. The company retains discretion to reallocate funds based on market conditions, growth opportunities, or operational priorities, with the overarching objective of accelerating product adoption and long-term scalable growth.

9. **How does the issuer intend to use the proceeds of this offering?**

Uses	If Target Offering Amount Sold	If Maximum Offering Amount Sold
Intermediary Fees	$490	$60,505
Marina Access & Partnerships	$1,000	$100,000
Product & Engineering	$2,500	$250,000
Operations & Launch	$1,600	$200,000
Marketing & Growth	$3,900	$290,000
Administrative	$510	$111,000
Total Use of Proceeds	**$10,000**	**$1,234,800**

10. **How will the issuer complete the transaction and deliver securities to the investors?**

In entering into an agreement on Netcapital to purchase securities, both investors and Nava Technologies Inc must agree that a transfer agent, which keeps records of our outstanding Class A Common (the "Securities"), will issue digital Securities in the investor's name (a paper certificate will not be printed). Similar to other online investment accounts, the transfer agent will give investors access to a web site to see the number of Securities that they own in our company. These Securities will be issued to investors after the deadline date for investing has passed, as long as the targeted offering amount has been reached. The transfer agent will record the issuance when we have received the purchase proceeds from the escrow agent who is holding your investment commitment.

11. **How can an investor cancel an investment commitment?**

You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering by logging in to your account with Netcapital, browsing to the Investments screen, and clicking to cancel your investment commitment. Netcapital will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

12. **Can the Company perform multiple closings or rolling closings for the offering?**

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline. We will issue Securities in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

Ownership and Capital Structure

The Offering

13. **Describe the terms of the securities being offered.**

We are issuing Securities at an offering price of $0.63 per share.

14. **Do the securities offered have voting rights?**

The Securities are being issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a record owner will cast your vote for you. Please refer to the record owner agreement that you sign before your purchase is complete.

15. **Are there any limitations on any voting or other rights identified above?**

You are giving your voting rights to the record owner, who will vote the Securities on behalf of all investors who purchased Securities on Netcapital.

16. **How may the terms of the securities being offered be modified?**

Any provision of the terms of the Securities being offered may be amended, waived or modified by written consent of the majority owner(s) of the Company. We may choose to modify the terms of the Securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be canceled and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

  The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.
  The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. **What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.**

Securities

Class of Security	Amount Authorized	Amount Outstanding	Voting Rights	Other Rights
Class A Common	90,000,000	6,000,000	Yes	1 vote per share
Class B Common	10,000,000	10,000,000	Yes	20 votes per share

Options, Warrants and Other Rights

Type	Description	Reserved Securities
Employee Stock Option Pool	The Company has reserved 12,000,000 shares in an Employee Stock Option Pool.	12,000,000

18. **How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?**

Nava currently has outstanding common shares held by its founders and early stakeholders. The securities offered in this round will represent a minority ownership interest and will rank pari passu with existing common stock, unless otherwise specified in the Company's governing documents. Future issuances of equity, stock options, convertible securities, or additional classes of preferred stock may dilute the ownership percentage and voting power of investors participating in this offering. The Company may also establish or expand an equity incentive plan for employees and advisors, which would further increase total shares outstanding. If the Company raises capital in future financing rounds, new investors may receive rights, preferences, or privileges senior to the securities offered in this round, including liquidation preferences, anti-dilution protections, or enhanced voting rights. In such cases, the rights of investors in this offering may be subordinate to those of future investors. As a result, the securities offered may be limited in control rights, economic priority, and liquidity compared to future classes of securities that may be issued.

19. **Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?**

The Company has granted a perpetual waiver of the transfer restrictions listed in the bylaws of the Company for all Securities sold in this Offering.

20. **How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?**

Nava currently has significant ownership concentration among its founders and early shareholders. As a result, certain individuals may hold more than 20% of the outstanding voting securities. These stockholders may be able to influence or control matters requiring stockholder approval, including the election of directors, amendments to governing documents, future financings, mergers or acquisitions, and other significant corporate actions. The concentration of ownership may delay, prevent, or influence a change in control of the Company that minority stockholders might otherwise view as beneficial. Additionally, these stockholders may have interests that differ from those of other investors. As a result, purchasers of securities in this offering will have limited ability to influence corporate decisions.

21. **How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.**

The price of the Securities was determined solely by the management, based on a combination of market comparables, sector benchmarking, and the long-term strategic positioning within the mobility and transportation marketplace industry.

22. **What are the risks to purchasers of the securities relating to minority ownership in the issuer?**

Investors participating in this offering will hold a minority ownership position in Nava and will not have the ability to control management decisions or corporate strategy. Minority investors will generally not have board representation or operational authority. Future financings, issuance of additional equity, or the exercise of stock options may dilute existing shareholders' ownership percentages. Investors may also have limited liquidity, as there is no public market for the Company's shares and resale opportunities may be restricted. As an early-stage company, Nava is subject to significant operational, market, regulatory, and execution risks. There can be no assurance that the Company will achieve profitability or provide a return on investment.

23. **What are the risks to purchasers associated with corporate actions including:**
   - **additional issuances of securities,**
   - **issuer repurchases of securities,**
   - **a sale of the issuer or of assets of the issuer or**
   - **transactions with related parties?**

The issuance of additional shares of our common stock will dilute your ownership. As a result, if we achieve profitable operations in the future, our net income per share will be reduced because of dilution, and the market price of our common stock, if there is a market price, could decline as a result of the additional issuances of securities. If we repurchase securities, so that the above risk is mitigated, and there are fewer shares of common stock outstanding, we may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our stock would decline. A sale of our company or of the assets of our company may result in an entire loss of your investment. We cannot predict the market value of our company or our assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. In addition to the payment of wages and expense reimbursements, we may need to engage in transactions with officers, directors, or affiliates. By acquiring an interest in the Company, you will be deemed to have acknowledged the existence of any such actual or potential related party transactions and waived any claim with respect to any liability arising from a perceived or actual conflict of interest. In some instances, we may deem it necessary to seek a loan from related parties. Such financing may not be available when needed. Even if such financing is available, it may be on terms that are materially averse to your interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. If we are unable to obtain financing on reasonable terms, we could be forced to discontinue our operations. We anticipate that any transactions with related parties will be vetted and approved by executives(s) unaffiliated with the related parties.

24. **Describe the material terms of any indebtedness of the issuer:**

    Not applicable.

25. **What other exempt offerings has Nava Technologies Inc conducted within the past three years?**

    None.

26. **Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:**
    1. **any director or officer of the issuer;**
    2. **any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;**
    3. **if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**
    4. **any immediate family member of any of the foregoing persons.**

    No.

Financial Condition of the Issuer

27. **Does the issuer have an operating history?**

    No.

28. **Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.**

    Nava Technologies Inc. (the Company) is a Florida corporation formed in 2025. The Company is developing a technology platform designed to facilitate on-demand water transportation by connecting passengers with independently owned and operated vessels. Nava Technologies Inc. is an early-stage company that has not yet commenced full commercial operations. Since inception, the Company's activities have primarily consisted of corporate formation, initial product planning, platform design, and strategic preparation for launch. As of December 31, 2025, the Company is in the development stage and has not generated operating revenue. Activities to date have consisted primarily of organizational formation, platform design and development, branding, regulatory research, and preparation for a capital raise. During 2026, the Company has issued 6,000,000 shares of Class A stock to co-founders for services provided. The Company issued 9,000,000 additional Class B shares to the CEO. As of February 19, 2026, the total issued

Class A Shares are 6,000,000 and total issued Class B Shares are 10,000,000. As of March 17, 2026 the Company has generated no revenue and has incurred minimal operating expenses. The Company's cash position consists primarily of founder-contributed capital used to cover incorporation and administrative costs. The Company does not currently own significant tangible assets and has no material long-term liabilities. Nava's operations to date have been funded entirely by founder contributions. Because the Company is pre-revenue, it has experienced net losses since inception and expects to continue incurring losses as it develops its platform, secures partnerships, hires personnel, and prepares for market launch. The proceeds from this offering will be used to fund product development, marketplace launch, marina partnerships, marketing, and general corporate purposes. The Company will require additional capital in the future to execute its long-term expansion strategy. Nava's $10,000,000 pre-money valuation was determined based on a combination of market comparables, sector benchmarking, and the company's long-term strategic positioning within the mobility and transportation marketplace industry. First, we analyzed comparable early-stage marketplace and mobility platforms, particularly two-sided transportation marketplaces operating in large urban environments. Pre-revenue and early-stage marketplace startups in high-growth sectors commonly raise capital at valuations ranging from $8M–$15M depending on market size, defensibility, and scalability. Nava's valuation is positioned within this established range. Second, Nava is building an infrastructure-layer marketplace for on-demand water transportation in dense coastal cities, beginning with Miami. The U.S. recreational boating market exceeds $50B annually, with Florida representing the largest concentration of registered vessels in the country. Despite the scale of this market, it remains highly fragmented and lacks standardized digital infrastructure. Nava's model introduces structured supply aggregation, dynamic demand routing, and platform-level liquidity—characteristics consistent with venture-scale marketplace opportunities. Third, the valuation reflects the company's long-term scalability potential rather than current financial performance. As a technology-enabled marketplace, Nava's value is tied to network effects, geographic expansion potential, and the ability to replicate its launch model across multiple high-density waterfront cities. The $10M pre-money valuation reflects the company's market opportunity, scalable marketplace model, and long-term value creation potential.

Financial Information

29. **Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.**

   See attachments:

   CPA Review Report: reviewletter.pdf

30. **With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:**

    1. **Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:**
        1. **in connection with the purchase or sale of any security?**
        2. **involving the making of any false filing with the Commission?**
        3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

    2. **Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:**
        1. **in connection with the purchase or sale of any security?;**
        2. **involving the making of any false filing with the Commission?**
        3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

    3. **Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:**
        1. **at the time of the filing of this offering statement bars the person from:**
            1. **association with an entity regulated by such commission, authority, agency or officer?**
            2. **engaging in the business of securities, insurance or banking?**
            3. **engaging in savings association or credit union activities?**

        2. **constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?**

    4. **Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:**
        1. **suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?**
        2. **places limitations on the activities, functions or operations of such person?**
        3. **bars such person from being associated with any entity or from participating in the offering of any penny stock?**

        If Yes to any of the above, explain:

    5. **Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:**

1. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?
   2. Section 5 of the Securities Act?

6. Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

7. Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

8. Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

Nava Technologies Inc answers 'NO' to all of the above questions.

Other Material Information

31. **In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.**

1) The Company did not make use of any written communication or broadcast script for testing the waters either (i) under the authorization of Rule 241 within 30 days of the initial filing of the offering statement, or (ii) under the authorization of Rule 206.

The following documents are being submitted as part of this offering:

Governance:

Certificate of Incorporation:	certificateofincorporation.pdf
Corporate Bylaws:	corporatebylaws.pdf

Opportunity:

Offering Page JPG:	offeringpage.jpg

Financials:

Additional Information:	otherfinancial.pdf

Ongoing Reporting

32. **The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its web site, no later than 120 days after the end of each fiscal year covered by the report:**

Once posted, the annual report may be found on the issuer's web site at: https://ridenava.com

The issuer must continue to comply with the ongoing reporting requirements until:

- the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
- the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
- the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
- the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
- the issuer liquidates or dissolves its business in accordance with state law.